Exhibit 99.1

RRsat Global Communications Network Ltd.

PROXY STATEMENT
______________

Extraordinary General Meeting of Shareholders

January 23, 2013

We invite you to attend RRsat Global Communications Network Ltd.'s Extraordinary General Meeting of Shareholders.  The meeting will be held on January 23, 2013 at 4:00pm (Israel time), at RRsat's executive offices at RRsat Building, Negev Street, Airport City 70100, Israel.

We are sending you this Proxy Statement because you hold Ordinary Shares, par value NIS 0.01 per share, of RRsat.  Our Board of Directors is asking that you sign and send in your proxy card, attached to this Proxy Statement, in order to vote at the meeting or at any adjournment of the meeting.

Agenda Items

The following matters are on the agenda for the meeting:

(1)	to reelect David Assia and Vered Levy-Ron as Outside Directors for a period of three years;

(2)	to approve the compensation of the Outside Directors;

(3)	to approve the grant of options to three of our other directors;

(4)	to amend the terms of the finder's agreement with our director and former chief executive officer; and

(5)	to approve changes to the bonus compensation of our Vice President – Global Operations.

How You Can Vote

You can vote your shares by attending the meeting or by completing and signing a proxy card.  Attached is the proxy card for the meeting that is being solicited by our Board of Directors.  Please follow the instructions on the proxy card.  You may change your mind and cancel your proxy card by sending us written notice, by signing and returning a proxy card with a later date, or by voting in person or by proxy at the meeting.  We will not be able to count a proxy card unless we receive it at our principal executive offices at RRsat Building, Negev Street, Airport City 70100, Israel, or our registrar and transfer agent receives it in the enclosed envelope, by January 23, 2013 at 6:59 a.m. (Israel time).  Unless you indicate otherwise in the proxy card, by signing and returning the proxy card you are certifying that:

•
Your holdings and your vote DO NOT REQUIRE the consent of the Israeli Minister of Communications pursuant to Section 1(b) to Annex F to RRsat's Special License No. 5-10439-0-96224 or Section 1(b) to Annex H to RRsat's Special License No. 5-10439-2-95049; and

•	You are NOT a controlling shareholder and you do NOT have a personal interest in the adoption of any of the proposals.

Copies of the proxy card, the notice of the meeting and this proxy statement are available at http://www.amstock.com/ProxyServices/ViewMaterial.asp?CoNumber=15028

Who Can Vote

You are entitled to notice of the meeting and to vote at the meeting if you were a shareholder of record at the close of business on December 24, 2012.  You are also entitled to notice of the meeting and to vote at the meeting if you held Ordinary Shares through a bank, broker or other nominee which was one of our shareholders of record at the close of business on December 24, 2012, or which appeared in the participant listing of a securities depository on that date.  We are mailing copies of this proxy statement and the proxy cards to our shareholders on or about December 24, 2012, and we will solicit proxies primarily by mail and email.  The original solicitation of proxies by mail and email may be further supplemented by solicitation by telephone, mail, email and other means by certain of our officers, directors, employees and agents, but they will not receive additional compensation for these services.  We will bear the cost of the solicitation of the proxy cards, including postage, printing and handling, and we will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

Quorum and Required Vote

On December 24, 2012, we had outstanding 17,346,561 Ordinary Shares.  Each Ordinary Share is entitled to one vote upon each of the matters to be presented at the meeting.  Under our Articles of Association, the meeting will be properly convened if at least two shareholders attend the meeting in person or sign and return proxies, provided that they hold Ordinary Shares representing at least one-third of our voting power.  This is known as a quorum.  If a quorum is not present within half an hour from the time scheduled for the meeting, the meeting will be adjourned for one day (to the same time and place), or to a day, time and place proposed by our Board of Directors.  Any two shareholders who attend an adjourned meeting in person or by proxy will constitute a quorum, provided they hold Ordinary Shares representing at least 10% of our voting power.  Under Israeli law, broker non-votes and abstentions will be counted toward the required quorum, but will then have no effect on whether the requisite vote is obtained (that is, they will not be counted as voting for or against the proposals).

The affirmative vote of the holders of a majority of the voting power represented and voting in person or by proxy is required to approve proposals Nos. 1 and 5.  The affirmative vote of the holders of 75% of the voting power represented and voting in person or by proxy is required to approve proposals Nos. 2, 3 and 4.  In addition, a special majority vote will be required for approval of each of the proposals.  In order to approve proposals Nos. 1 and 2, the affirmative vote of the Ordinary Shares must either include a majority of the Ordinary Shares voted by shareholders who are not controlling shareholders and do not have a personal interest in the election or compensation of the Outside Directors (excluding a personal interest that is not related to a relationship with the controlling shareholders), not taking into consideration abstentions, or the total shares of non-controlling shareholders and non-interested shareholders voted against this proposal must not represent more than two percent of our outstanding Ordinary Shares.  In order to approve proposals Nos. 4 and 5 and in order to approve the proposal to grant options to our director, Roni Oren, in proposal No. 3, the affirmative vote of the Ordinary Shares must either include a majority of the Ordinary Shares voted by shareholders who do not have a personal interest in the relevant proposal, not taking into consideration abstentions, or the total shares of non-interested shareholders voted against the relevant proposal must not represent more than two percent of our outstanding Ordinary Shares.  Please note, that under Israel's Companies Law, you are also deemed to have a personal interest if any member of your immediate family or their spouse has a personal interest in the adoption of the proposal, and you are also deemed to have a personal interest in shares for which you have the right to vote pursuant to a power-of-attorney.  In addition, you are deemed to have a personal interest if a company, other than RRsat, that is affiliated to you has a personal interest in the adoption of the proposal.  Such company is a company in which you or a member of your immediate family serves as a director or chief executive officer, has the right to appoint a director or the chief executive officer, or owns 5% or more of the outstanding shares.  However, you are not deemed to have a personal interest in the adoption of the proposal if your interest in such proposal arises solely from your ownership of our Ordinary Shares.

Our Board of Directors unanimously recommends that you vote "FOR" all proposals under Items 1, 2, 3, 4 and 5 below.

BENEFICIAL OWNERSHIP OF SECURITIES
BY CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table shows information as of December 24, 2012 for (i) each person who, to our knowledge, beneficially owns more than 5% of our outstanding Ordinary Shares, (ii) each of our executive officers and directors and (iii) our executive officers and directors as a group.  The information in the table below is based on 17,346,561 Ordinary Shares outstanding as of December 24, 2012.  Except as otherwise set forth below, the street address of the beneficial owners is c/o RRsat Global Communications Network Ltd., RRsat Building, Negev Street, Airport City 70100, Israel.

Name	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Ordinary Shares
Executive Officers and Directors
Dr. Shlomo Shamir	-	-
Avi Cohen	-	-
Itzik Zion	3,200	*
Lior Rival	27,000	*
Maya Rival	12,000	*
Ohad Har-Lev	-	-
Ziv Mor	12,000	*
David Assia (2)	16,440	*
Amit Ben-Yehuda	4,000	*
Vered Levy-Ron (2)	7,440	*
Alexander Milner	4,300	*
Ron Oren	-	-
David Rivel (3)	2,268,740	12.91%
Yosi Shahror	-	-
Guy Vaadia	-	-
All directors and officers as a group (15 persons)(2)(3)	2,355,120	13.39%
Other 5% Shareholders
Del-Ta Engineering Equipment Ltd. (4)	6,810,367	39.26%
Kardan Communications Ltd. (5)	4,233,600	24.41%
Harel Insurance Investments & Financial Services Ltd. (6)	917,930	5.29%
_______________________

*      Less than 1%.

(1)           Excludes outstanding options that do not vest within 60 days of December 24, 2012.

(2)           Includes vested options to purchase our ordinary shares and outstanding options that vest within 60 days of December 24, 2012.

(3)           Based on Schedule 13G/A filed with the SEC on February 6, 2012 and on other information provided to us.  Includes currently exercisable options to purchase (i) 37,800 ordinary shares at an exercise price of $5.60 per share; (ii) 37,800 ordinary shares at an exercise price of $6.16 per share; (iii) 44,100 ordinary shares at an exercise price of $6.77 per share; (iv) 50,400 ordinary shares at an exercise price of $7.45 per share; and (v) 63,000 ordinary shares at an exercise price of $8.35 per share.  These ordinary shares are deemed outstanding for the purpose of computing the percentage owned by David Rivel (that is, they are included in both the numerator and the denominator) but they are disregarded for the purpose of computing the percentage owned by any other shareholder.

(4)           Based on Schedule 13G/A filed with the SEC on February 6, 2012 and on other information provided to us.  The address of Del-Ta Engineering Equipment Ltd. is Inter-Gamma house industrial P.O.B 3805 Kfar Neter 40900.  Del-Ta Engineering Equipment Ltd. is a wholly-owned subsidiary of Rapac Communication & Infrastructure Ltd.  Based on information provided to us by Del-Ta Engineering Equipment Ltd., as of March 1, 2012, Inter-Gamma Investment Company Ltd., a company publicly traded on the Tel Aviv Stock Exchange, beneficially owned shares of Rapac Communication & Infrastructure Ltd. representing approximately 56.38% of the voting power and share capital of Rapac Communication & Infrastructure Ltd.  Based on information provided to us by Del-Ta Engineering Equipment Ltd., as of December 24, 2012, Mr. Tanhum Oren beneficially owned shares of Inter-Gamma Investment Company Ltd. representing approximately 87.15% of the voting power and share capital of Inter-Gamma Investment Company Ltd.  Del-Ta Engineering Equipment Ltd. directly holds 6,139,300 ordinary shares.  InterGamma International Trade Founded by InterGamma Investments Co., a wholly owned subsidiary of Del-Ta Engineering Equipment Ltd., directly holds 671,067 ordinary shares.  In addition, Del-Ta Engineering Equipment Ltd. may be deemed the beneficial owner of an additional 2,268,740 ordinary shares that are beneficially owned by Mr. Rivel, by virtue of the irrevocable proxy for the election of directors that Mr. Rivel has granted to Del-Ta Engineering Equipment Ltd. Mr. Oren disclaims beneficial ownership of the ordinary shares beneficially owned by Del-Ta Engineering Equipment Ltd. except to the extent of his interest in Inter-Gamma Investment Company Ltd.

(5)           Based on Schedule 13G/A filed with the SEC on January 19, 2012 and on other information provided to us.  The address of Kardan Communications Ltd. is 154 Menachem Begin Road Tel Aviv 64921, Israel.  Kardan Israel Ltd., a company publicly traded on the Tel Aviv Stock Exchange, beneficially owns all the shares of Kardan Communications Ltd.  As of December 24, 2012, Kardan Yazamut (2011) Ltd., a company publicly traded on the Tel Aviv Stock Exchange, beneficially owned shares of Kardan Israel Ltd. representing approximately 73.67% of the voting power of Kardan Israel Ltd.

(6)           Based on Schedule 13G filed with the SEC on June 13, 2012.  The address of Harel Insurance Investments & Financial Services Ltd. is 3 Aba Hillel Street, Ramat Gan 52118, Israel.

ITEM 1 – PROPOSAL TO REELECT OUTSIDE DIRECTORS

In accordance with the Israeli Companies Law and the relevant regulations, we must have at least two Outside Directors who meet the statutory requirements of independence.  An Outside Director serves for a term of three years, which may be extended for additional three-year terms. An Outside Director can be removed from office only under very limited circumstances.  All of the Outside Directors must serve on our audit committee and compensation committee, including as chair of such committees, and at least one Outside Director must serve on each other committee of our Board of Directors.

David Assia and Vered Levy-Ron are our Outside Directors under the Israeli Companies Law.  The current term of office of Mr. Assia and Ms. Levy-Ron expires in January 2013 and they are standing for reelection at this meeting.  Biographical information concerning our Outside Directors is set forth below.

David Assia, a member of our Board of Directors since October 2006, is a co-founder of Magic Software Enterprises Ltd. (NASDAQ: MGIC), and served there in various positions, including as Chairman of the Board of Directors and Chief Executive Officer, from 1983 until 2007.  Mr. Assia is currently the CEO of Nadyr Investments, a privately held investment company.  Mr. Assia was managing director of Mashov Computers Ltd. between 1980 and 1986 and has served as the Chairman of its Board of Directors since 1989.  Mr. Assia also serves as a director of eToro Group Ltd., Biocatch Ltd., MobeeArt, The Weizmann Institute of Science, Yeda Research & Development Company and The Israel Association of Electronics and Software.  Mr. Assia holds a B.A. degree in economics and statistics and an M.B.A. degree, both from Tel Aviv University.

Vered Levy-Ron, a member of our Board of Directors since January 2007, has served as the CEO of HumanEyes Technologies since February 2010.  Prior to that, she was president of DaLi Advisory from September 2005 until January 2010.  Ms. Levy-Ron also served as head of the Prepaid Products and Services Group and as a VP of New Businesses at IDT Telecom, a subsidiary of IDT Corporation, from February 2002 to July 2005.  Ms. Levy-Ron was also a strategy management consultant at A.T. Kearney in Paris from 1999 to 2001, at Booz Allen & Hamilton in New York from 1993 to 1999 and at Shaldor in Tel Aviv from 1990 to 1992.  Ms. Levy-Ron holds a B.A. degree in French and economics from Tel Aviv University and an M.B.A. degree in finance and international management from Columbia Business School.

Nominees for Outside Director

Our Board of Directors has received the necessary statutory certifications from Mr. Assia and Ms. Levy-Ron, and has found that each of Mr. Assia and Ms. Levy-Ron has all necessary qualifications required under Israel's Companies Law to be considered an "Expert Outside Director" and to be considered an "independent director" pursuant to the rules of NASDAQ and the Securities and Exchange Commission.  Our Board of Directors has further determined that, in light of the expertise and contribution to our Board of Directors and Board committees of each of Mr. Assia and Ms. Levy-Ron, the reappointment of each of Mr. Assia and Ms. Levy-Ron as an Outside Director for an additional three years would be in the best interest of the company and its shareholders.  If elected at the meeting, each of Mr. Assia and Ms. Levy-Ron will serve for an additional three-year term.

We are proposing to adopt the following resolution:

RESOLVED, that the reelection of each of Mr. Assia and Ms. Levy-Ron to the Board of Directors of RRsat Global Communications Network Ltd. to serve as an Outside Director for a three-year term be, and it hereby is, approved.

The affirmative vote of the holders of a majority of the voting power represented and voting on this proposal in person or by proxy is necessary to elect each of Mr. Assia and Ms. Levy-Ron as our Outside Directors.  In addition, in order to approve proposal No. 1, the affirmative vote of the Ordinary Shares must either include a majority of the Ordinary Shares voted by shareholders who are not controlling shareholders and do not have a personal interest in the election of the Outside Directors (excluding a personal interest that is not related to a relationship with the controlling shareholders), or the total shares of non-controlling shareholders and non-interested shareholders voted against this proposal must not represent more than two percent of our outstanding Ordinary Shares.  For this purpose, you are asked to indicate on the enclosed proxy card if you are a controlling shareholder or you have a personal interest in the adoption of this proposal.

ITEM 2 – PROPOSAL TO APPROVE THE COMPENSATION OF OUTSIDE
DIRECTORS

Outside Directors may be compensated only in accordance with regulations adopted under the Israeli Companies Law.  The regulations provide three alternatives for cash compensation to Outside Directors:

•	a fixed amount determined by the regulations,

•	an amount within a range contained in the regulations, or

•	an amount proportional to the amount paid to the other directors of the company.

A company may also issue options or other equity grants to an Outside Director, provided that (A) the criteria set forth in the third bullet of the immediately preceding paragraph shall apply to such options or other equity grants and (B) such securities shall be granted pursuant to an incentive plan that is available to all directors that are not Outside Directors and all other office holders.

Outside Directors' compensation determined in any manner, other than cash compensation at the fixed amount determined by the regulations, requires the approval of the company's shareholders.

Each of our Compensation Committee and Board of Directors has approved in accordance with the parameters specified the Israeli Companies Law, and recommended that our shareholders approve, (i) an annual fee and per meeting fee as set forth below, and (ii) the grant to each of the Outside Directors of options to purchase 15,000 Ordinary Shares, of which 5,000 options shall vest upon the first, second and third anniversaries of the date of the Extraordinary Shareholders Meeting.  The options shall have an exercise price per share equal to the average closing price of our ordinary shares on NASDAQ during the 30 day period immediately preceding the date of the Extraordinary General Meeting, subject to adjustments for cash dividends payable to shareholders of record after the date of grant and prior to the vesting date of the applicable dividend tranche, and may be exercised only in a cashless exercise method.  The options shall have a term of seven years, an acceleration of vesting upon change of control, and otherwise be subject to the terms of our 2006 Israel Equity Incentive Plan.  In accordance with the Israeli Companies Law, the Outside Directors have agreed to the proposed compensation.

We are proposing to adopt the following resolution:

RESOLVED, to approve, subject to approval of Item One,  the following compensation for David Assia and Vered Levy-Ron as Outside Directors to the Board of Directors of RRsat Global Communications Network Ltd.:

i.	Annual fee – US$17,000;

ii.	Fee for attending meeting of the Board of Directors or committee of Board of Directors as observer:

a.
Attending in person – US$500 (unless the meeting of the committee of the Board of Directors is held immediately before or after a Board meeting, in which case, the fee for such meeting will be US$200); and

b.	Attending by phone or written consent – US$150.

FURTHER RESOLVED, that subject to approval of Item One and the reelection of Mr. Assia and Ms. Levy-Ron as Outside Directors, each of Mr. Assia and Ms. Levy-Ron be granted options to purchase 15,000 Ordinary Shares of RRsat Global Communications Network Ltd., as set forth in Item 2 of the Proxy Statement.

The affirmative vote of the holders of 75% of the voting power represented and voting on this proposal in person or by proxy is necessary to approve the compensation of Mr. Assia and Ms. Levy-Ron as Outside Directors.  In addition, in order to approve proposal No. 2, the affirmative vote of the Ordinary Shares must either include a majority of the Ordinary Shares voted by shareholders who are not controlling shareholders and do not have a personal interest in the compensation of the Outside Directors (excluding a personal interest that is not related to a relationship with the controlling shareholders), or the total shares of non-controlling shareholders and non-interested shareholders voted against this proposal must not represent more than two percent of our outstanding Ordinary Shares.  For this purpose, you are asked to indicate on the enclosed proxy card if you are a controlling shareholder or you have a personal interest in the adoption of this proposal.

ITEM 3 –PROPOSAL TO APPROVE THE GRANT OF OPTIONS TO THREE OTHER
DIRECTORS

Our Compensation Committee and Board of Directors have approved, and recommended that our shareholders approve, (i) the grant to our director, Guy Vaadia, of options to purchase 15,000 Ordinary Shares, of which 5,000 options shall vest upon the first, second and third anniversaries of the date of the Extraordinary Shareholders Meeting, and (ii) the grant to our directors, Amit Ben-Yehuda and Roni Oren, of options to purchase 10,000 Ordinary Shares, with 50% vesting on the second anniversary date of the Extraordinary Shareholders Meeting and the remainder of the options vesting in eight equal installments every three months commencing on the second anniversary date of the Extraordinary Shareholders Meeting.  The options shall have an exercise price per share equal to the average closing price of our ordinary shares on NASDAQ during the 30 day period immediately preceding the date of the Extraordinary General Meeting, subject to adjustments for cash dividends payable to shareholders of record after the date of grant and prior to the vesting date of the applicable dividend tranche, and may be exercised only in a cashless exercise method. The options shall have a term of seven years, an acceleration of vesting upon change of control, and otherwise be subject to the terms of our 2006 Israel Equity Incentive Plan.

Our Compensation Committee and Board of Directors further determined that the grant of the options is in the best interest of the company.  The grant of options requires the approval of our shareholders under Israel's Companies Law and our Articles of Association.

We are proposing to adopt the following resolutions:

RESOLVED, to approve the grant of options to purchase Ordinary Shares to Guy Vaadia, a director of RRsat Global Communications Network Ltd., as set forth in Item 3 of the Proxy Statement.

FURTHER RESOLVED, to approve the grant of options to purchase Ordinary Shares to Amit Ben-Yehuda, a director of RRsat Global Communications Network Ltd., as set forth in Item 3 of the Proxy Statement.

FURTHER RESOLVED, to approve the grant of options to purchase Ordinary Shares to Roni Oren, a director of RRsat Global Communications Network Ltd., as set forth in Item 3 of the Proxy Statement.

The affirmative vote of the holders of 75% of the voting power represented and voting on this proposal in person or by proxy is necessary to approve the grant of the options as described in this Item 3.  In addition, since our director Roni Oren may be deemed a "controlling shareholder" of our company, a special majority vote will be required for approval of the grant of options to Roni Oren.  In order to approve the grant of options to our director Roni Oren, the affirmative vote of the Ordinary Shares must either include a majority of the Ordinary Shares voted by shareholders who do not have a personal interest in the matter, or the total shares of non-interested shareholders that vote against this proposal must not represent more than two percent of our outstanding Ordinary Shares.  For this purpose, you are asked to indicate on the enclosed proxy card if you have a personal interest in the adoption of this proposal.

 ITEM 4 – PROPOSAL TO AMEND THE TERMS OF THE FINDER'S
AGREEMENT WITH OUR DIRECTOR AND FORMER CHIEF EXECUTIVE OFFICER

In September 2012, our shareholders approved a finder's agreement with Datacom L.R. Communications Ltd., a company controlled by David Rivel, our founder, director and former chief executive officer, as described in our proxy statement for the Annual General Meeting of Shareholders held on September 24, 2012.

Each of our Compensation Committee, Audit Committee and Board of Directors has approved, and recommended that our shareholders approve, an amendment to the terms of the finder's agreement as set forth in Annex A to the proxy statement, and determined that such amendment is in the best interest of the company and the shareholders.

We are proposing to adopt the following resolution:

RESOLVED, to approve the an amendment to the terms of the finder's agreement between RRsat Global Communications Network Ltd. and Datacom L.R. Communications Ltd., a company controlled by David Rivel, as set forth in Annex A of the Proxy Statement.

The affirmative vote of the holders of 75% of the voting power represented and voting on this proposal in person or by proxy is necessary for the approval of the resolution to approve the amendment to the finder's agreement with Datacom.  In addition, since David Rivel, the controlling shareholder of Datacom, may be deemed a "controlling shareholder" of our company due to a shareholders agreement he has with our other shareholder, Del-Ta Engineering Equipment Ltd., a special majority vote will be required for approval of this proposal.  In order to approve the amendment to the finder's agreement with Datacom, the affirmative vote of the Ordinary Shares must either include a majority of the Ordinary Shares voted by shareholders who do not have a personal interest in the matter, or the total shares of non-interested shareholders that vote against this proposal must not represent more than two percent of our outstanding Ordinary Shares.  For this purpose, you are asked to indicate on the enclosed proxy card if you have a personal interest in the adoption of this proposal.

ITEM 5 – PROPOSAL TO APPROVE CHANGES TO THE BONUS COMPENSATION OF
OUR VICE PRESIDENT – GLOBAL OPERATIONS

Our Compensation Committee and Board of Directors has adopted a new bonus plan for RRsat's management team and other key contributors, effective fiscal year 2013.  Accordingly, our Compensation Committee and Board of Directors have approved, and recommended that our shareholders approve, a change to the bonus compensation of Maya Rival, our Vice President – Global Operations, to conform to RRsat's new bonus plan for the management team and other key contributors.

Pursuant to the new bonus plan, the annual bonus shall be calculated based on RRsat's financial performance and the participant's personal performance, and in any event shall not exceed 150% of the participant's annual target bonus.

Ms. Rival's target bonus for 2013 will equal three months' salary.  Ms. Rival's current monthly gross salary is NIS 36,000 (approximately $9,500) and she is entitled to a non-refundable monthly advance bonus payment of NIS 5,000 (approximately $1,325) to be offset against her annual bonus.  The bonus under the new bonus plan shall substitute the current bonus to which Ms. Rival was entitled to pursuant to her employment agreement.  All other compensation terms of Ms. Rival shall remain unchanged.

Our Compensation Committee and Board of Directors further determined that the change to the bonus compensation of Maya Rival, our Vice President – Global Operations, to conform to RRsat's new bonus plan for the management team and other key contributors, is in the best interest of the company.  Maya Rival is the sister of Lior Rival, our Chief Commercial Officer, and is the daughter of David Rivel, our founder, director and former Chief Executive Officer.

Since Ms. Rival is the daughter of David Rivel, and David Rivel may be deemed a "controlling shareholder" of our company due to a shareholders agreement he has with our other shareholder, Del-Ta Engineering Equipment Ltd., the changes to Ms. Rival's bonus compensation require the approval of our shareholders under Israel's Companies Law.

We are proposing to adopt the following resolution:

RESOLVED, to approve the changes to the bonus compensation of Maya Rival, RRsat Global Communications Network Ltd.'s Vice President – Global Operations, as set forth in Item 5 of the Proxy Statement.

The affirmative vote of the holders of a majority of the voting power represented and voting on this proposal in person or by proxy is necessary for the approval of the resolution to approve the changes to the bonus compensation of Ms. Rival.  In addition, since Maya Rival is the daughter of David Rivel, our founder, director and former Chief Executive Officer, and David Rivel may be deemed a "controlling shareholder" of our company due to a shareholders agreement he has with our other shareholder, Del-Ta Engineering Equipment Ltd., a special majority vote will be required for approval the resolution.  In order to approve the changes to the bonus compensation of Ms. Rival, the affirmative vote of the Ordinary Shares must either include a majority of the Ordinary Shares voted by shareholders who do not have a personal interest in the matter, or the total shares of non-interested shareholders that vote against this proposal must not represent more than two percent of our outstanding Ordinary Shares.  For this purpose, you are asked to indicate on the enclosed proxy card if you have a personal interest in the adoption of these proposals.

ADDITIONAL INFORMATION

Voting Restrictions.  We conduct our operations pursuant to licenses granted to us by the Ministry of Communications of the State of Israel.  Our Articles of Association and the licenses contain provisions that may cause the suspension of voting rights of holders of our Ordinary Shares if such holder (that was not one of our shareholders prior to our initial public offering) becomes a beneficial holder of 10% or more of our Ordinary Shares or acquires our Ordinary Shares in an amount resulting in such shareholder having significant influence over us without receiving the consent of the Minister of Communications of the State of Israel.  Ordinary Shares held in breach of these limits may be considered dormant shares and will not bear any rights to which the holders would otherwise be entitled, other than the right to receive dividends and other distributions to shareholders (including the right to participate in rights offerings).  Specifically, the holders of dormant shares will not have voting rights with respect to their dormant shares.

Any shareholder seeking to vote at the Extraordinary General Meeting must notify us prior to the vote if any of the shareholder's holdings in RRsat or the shareholder's vote requires the consent of the Minister of Communications due to a breach by the shareholder of the restrictions on the transfer or acquisition of means of control of RRsat, in each case as specified in Article 12A of our Articles of Association and in Section 1(b) to Annex F of our Special License No. 5-10439-0-96224 and in Section 1(b) to Annex H of our Special License No. 5-10439-2-95049.  Unless indicated otherwise in the proxy card, by signing and sending the enclosed proxy card, each shareholder certifies to RRsat that neither the shareholder's holdings nor the shareholder's vote requires the consent of the Minister of Communications of the State of Israel.

By Order of the Board of Directors,

DR. SHLOMO SHAMIR
Chairman of the Board of Directors

Dated: December 24, 2012

Annex A

Material Terms of Finder's Agreement

1.              The Finder's Agreement (the "Agreement") will become effective following the later of the date (i) Mr. Rivel leaves office as a CEO, (ii) the Agreement is approved by the shareholders of RRsat Global Communications Network Ltd. (the "Company"), and (iii) the Agreement is approved by the new CEO.

2.              Mr. Rivel shall only be entitled to a success fee relating to new customers entering into contracts during the term of the Agreement which entitle the Company to receive revenue in excess of $120,000 on an annual basis. Mr. Rivel shall not be entitled in any event to any fee or other compensation relating to maintaining relationships with then current customers and/or new agreements with then current customers.

3.              A success fee will only be due for deals/projects as defined in section 2 above, which were agreed and pre approved in writing by the CEO.

4.              The success fee will only be due for new leads involving new customers turned into deals by Mr. Rivel and not for maintaining relationships with current customers.

5.              A new lead will be proposed by the finder and approved by the CEO only after he receives a written notice from the VP Sales that the Company is not aware of the proposed lead and/or is not working on it.

6.              Both the notice from the VP Sales and the Agreement will include a provision stating that if the Company discovers that the notice was false or that the Company was aware of the proposed lead and/or was working on it, the finder will repay the success fee received and the VP Sales will repay any consideration received due the relevant transaction and the Agreement will be terminated immediately and no future success fee will be paid.

7.              The success fee will equal 5% of the actual consideration received by the Company during the initial term of the relevant customer agreement.

8.              The term of the Agreement shall be until June 30, 2014, and may be terminated by either party with an advance notice of 30 days.